Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Great Lakes Dredge & Dock Company, LLC	Delaware
Dawson Marine Services Company	Delaware
Great Lakes Dredge & Dock Environmental, Inc.	Delaware
Fifty-Three Dredging Corporation	New Jersey
Great Lakes Dredge & Dock Australia Pty Ltd.	Australia
Great Lakes Dredge & Dock Co Brasil Ltda.	Brazil
Great Lakes Dredge & Dock India Private Ltd.	India
Lydon Dredging & Construction Co. Ltd.	Canada
Great Lakes Dredge & Dock (Bahamas) Ltd.	Bahamas
GLDD Mexicana, S. de R.L. de C.V.	Mexico
NASDI Holdings, LLC	Delaware
Terra Contracting Services, LLC	Delaware
Magnus Pacific Corporation	California
Great Lakes Environmental & Infrastructure Solutions, LLC	Delaware